Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

U.S. GAAP	Q1 2011	For the Year- Ended October 2010

Return on Assets	1.12%	0.80%
Return on Equity	21.2%	14.3%
Dividend Payout Ratio	39%	60%
Equity to Asset Ratio	6.23%	6.61%

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.